Exhibit 99.2

Wi-LAN Inc.

2012 First Quarter

Unaudited Interim Condensed Consolidated

Financial Results

Interim Report

Financial Statements

2012 First Quarter Financial Results	1

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Revenue
Royalties	$24,693	$26,345
Brokerage	-	-
Total Revenue	$24,693	$26,345

Operating expenses
Cost of revenue	7,446	5,992
Research and development	2,771	1,463
Marketing, general and administration	7,017	14,124
Realized foreign exchange loss	6	340
Unrealized foreign exchange gain	(5,376)	(2,489)
Total operating expenses	11,864	19,430
Earnings from operations	12,829	6,915
Investment income	722	317
Interest expense	(1,126)	-
Debenture financing, net (Note 5)	(31,138)	-
Earnings (loss) before income taxes	(18,713)	7,232

Provision for (recovery of) income tax expense (Note 4)
Current	1,225	1,007
Deferred	(5,527)	(13,574)
	(4,302)	(12,567)
Net earnings (loss)	(14,411)	19,799

Other comprehensive income
Cumulative translation adjustment	-	(9,830)
Comprehensive income (loss)	$(14,411)	$9,969

Earnings (loss) per share (Note 7(g))
Basic	$(0.12)	$0.17
Diluted	$(0.12)	$0.17

Weighted average number of common shares
Basic	121,816,678	117,081,518
Diluted	121,816,678	119,875,722

See accompanying notes to unaudited condensed consolidated financial statements

2012 First Quarter Financial Results	2

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2012	December 31, 2011
Current assets
Cash and cash equivalents	$194,433	$432,186
Short-term investments	1,594	1,524
Accounts receivable (Note 8)	2,789	2,153
Prepaid expenses and deposits	952	290
Deferred financing costs (Note 5)	-	1,716
Deferred tax asset (Note 4)	4,587	-
	204,355	437,869

Furniture and equipment, net	1,639	1,769
Patents and other intangibles, net	112,808	118,645
Deferred tax asset (Note 4)	17,175	18,086
Goodwill	12,623	12,623
	$348,600	$588,992

Current liabilities
Accounts payable and accrued liabilities (Note 6)	$23,902	$22,169
Due to related party	-	7,102
Current portion of patent finance obligation	2,488	2,458
Deferred tax liability (Note 4)	-	1,851
Debentures (Note 5)	-	203,855
	26,390	237,435

Patent finance obligation (Note 5)	4,563	5,189
Success fee obligation (Note 9 (c))	13,977	15,212
	44,930	257,836

Commitments and contingencies (Note 9)

Shareholders' equity
Capital stock (Note 7(c))	430,691	436,606
Additional paid-in capital (Note 7(d))	10,580	14,061
Accumulated other comprehensive income	16,225	16,225
Deficit	(153,826)	(135,736)
	303,670	331,156
	$348,600	$588,992

See accompanying notes to unaudited condensed consolidated financial statements

2012 First Quarter Financial Results	3

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Cash generated from (used in)
Operations
Net earnings (loss)	$(14,411)	$19,799
Non-cash items
Stock-based compensation	1,055	686
Depreciation and amortization	6,167	5,120
Foreign exchange (gain) loss	333	(2,679)
Deferred financing costs	1,746	-
Accretion of debt discount	25,175	-
Deferred income tax recovery	(5,527)	(13,574)
	14,538	9,352
Change in non-cash working capital balances
Accounts receivable	(636)	(758)
Prepaid expenses and deposits	(662)	(277)
Accounts payable and accrued liabilities	(140)	627
Due to related party	(7,102)	-
Cash generated from operations	5,998	8,944
Financing
Proceeds on sale of common shares, net	-	72,035
Dividends paid	(3,041)	(1,299)
Repayment of convertible debentures	(233,247)	-
Common shares repurchased under normal course issuer bid	(11,467)	-
Common shares issued for cash on the exercise of options	1,016	2,106
Cash (used in) generated from financing	(246,739)	72,842
Investing
Purchase of short-term investments	(70)	(516)
Purchase of furniture and equipment	(109)	(508)
Purchase of patents	(687)	(679)
Cash used in investing	(866)	(1,703)
Foreign exchange gain on cash held in foreign currency	3,854	2,679

Net cash and cash equivalents (used in) generated in the period	(237,753)	82,762
Cash and cash equivalents, beginning of period	432,186	82,636
Cash and cash equivalents, end of period	$194,433	$165,398

See accompanying notes to unaudited condensed consolidated financial statements

2012 First Quarter Financial Results	4

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2010	$355,709	$13,786	$26,055	$(155,137)	$240,413

Comprehensive earnings:
Net earnings	-	-	-	31,797	31,797
Net impact of change in functional currency on non monetary items	-	-	(9,830)	-	(9,830)
Shares issued:
Stock-based Compensation Expense	-	4,228	-	-	4,228
Exercise of Stock Options	9,181	(3,095)	-	-	6,086
Issuance of shares under Employee Share Purchase Plan	182	-	-	-	182
January 2011 Short Form Prospectus, net of issuance costs	71,992	-	-	-	71,992
Tax benefit related to share issuance costs	1,410	-	-	-	1,410
Expense related to RSUs issued on surrender of options	-	145	-	-	145
Shares repurchased under normal course issuer bid	(1,868)	(1,003)	-	-	(2,871)
Dividends declared	-	-	-	(12,396)	(12,396)
Balance - December 31, 2011	436,606	14,061	16,225	(135,736)	331,156

Comprehensive earnings:
Net earnings	-	-	-	(14,411)	(14,411)
Shares issued:
Stock-based Compensation Expense (Note 7(d))	-	1,055	-	-	1,055
Exercise of Stock Options (Note 7(c))	1,507	(491)	-	-	1,016
Shares repurchased under normal course issuer bid (Note 7(c))	(7,422)	(4,045)	-	-	(11,467)
Dividends declared	-	-	-	(3,679)	(3,679)
Balance - March 31, 2012	$430,691	$10,580	$16,225	$(153,826)	$303,670

See accompanying notes to unaudited condensed consolidated financial statements

2012 First Quarter Financial Results	5

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) develops, acquires, and licenses a range of intellectual property that drives products in communications and consumer electronics markets. The Company has licensed patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip.

2.	basis of presentation

The condensed consolidated interim financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These condensed consolidated interim unaudited financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Adoption of accounting pronouncements

In May 2011, the FASB issued ASU No. 2011-04 (Topic 820) to amend fair value measurement and disclosure requirements to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The Company adopted this guidance in the first quarter of 2012 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 (Topic 220), to amend the option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The Company adopted this guidance in the first quarter of 2012 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08 (Topic 350) to amend the test for goodwill impairment and permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted this guidance in the first quarter of 2012 and the adoption did not have a material impact on the Company’s consolidated financial statements. It was determined there were no indications of possible impairment during the three months ended March 31, 2012 and therefore no impairment test was performed.

4.	Taxes

For the three months ended March 31, 2012, the Company recorded a deferred tax recovery of $5,527, and recorded a current tax expense of $1,225 which relates to foreign taxes withheld on revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief.

During the three months ended March 31, 2012, the Company recognized the deferred tax liabilities associated with the debenture financing which resulted in an increase to the net deferred tax assets. As at March 31, 2012, the Company had a valuation allowance of $4,894 (December 31, 2011 - $4,474) which is applicable to certain loss carryforwards in Canada and the U.S.

2012 First Quarter Financial Results	6

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5.	debentures

As at March 31, 2012, the carrying value of the Company’s Debentures is as follows:

	As at March 31, 2012	As at December 31, 2011
6% Convertible debenture	$-	$224,641
Unamortized discount	-	(24,998)
Accrued interest	-	4,212
Net carrying amount	$-	$203,855

On January 31, 2012, the Company repaid in cash the aggregate principal amount remaining of the outstanding Debentures and accrued and unpaid interest totaling $233,247.

For the three months ended March 31, 2012, Debenture financing costs were as follows:

	Three months ended March 31, 2012	Three months ended March 31, 2011

Accretion of debt discount	$25,175	$-
Foreign exchange loss on retirement of debenture	4,217	-
Financing costs	1,746	-
	$31,138	$-

6.	Accounts Payable and accrued liabilities

	As at March 31, 2012	As at December 31, 2011
Trade payables	$3,417	$2,419
Accrued compensation	1,119	2,609
Accrued legal costs	634	278
Dividends	3,678	3,041
Success fee obligation (Note 9(c))	14,009	12,774
Accrued other	1,045	1,048
	$23,902	$22,169

2012 First Quarter Financial Results	7

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

7.	share capital
a)	Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding

The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at March 31, 2012	As at December 31, 2011
Common shares	121,486,714	123,236,813
Securities convertible into common shares
Stock options	9,232,929	8,821,980
Deferred stock units (DSUs)	74,256	73,658
	130,793,899	132,132,451

As at March 31, 2012, no preferred shares or special preferred shares were issued or outstanding.

c)	Capital Stock

	Number	Amount
Common shares outstanding as at December 31, 2011	123,236,813	$436,606
Issued on exercise of stock options	345,001	1,016
Transfer from additional paid-in capital on exercise of options	-	491
Repurchased under normal course issuer bid	(2,095,100)	(7,422)
Common shares outstanding as at March 31, 2012	121,486,714	$430,691

During the three months ended March 31, 2012, the Company paid quarterly cash dividends totaling $3,041 (three months ended March 31, 2011 – $1,299). The dividend rate for the quarterly cash dividend paid during the three months ended March 31, 2012 was CDN $.025 per common share (three months ended March 31, 2011 – CDN $.0125 per common share). During the three months ended March 31, 2012, the Company declared dividends totaling $3,679 (three months ended March 31, 2011 – $3,108). The dividend rate for the declared dividends was CDN $.03 per common share during the three months ended March 31, 2012 (three months ended March 31, 2011 - CDN $.025 per common share).

On December 13, 2011, the Company received regulatory approval to make a normal course issuer bid (the “2011 NCIB”) through the facilities of the TSX. Under the 2011 NCIB, the Company could purchase up to 6,183,347 common shares. The 2011 NCIB commenced on December 15, 2011 and was completed on March 3, 2012. The Company repurchased 1,975,100 common shares under the 2011 NCIB during the three months ended March 31, 2012 for a total of $10,836.

On March 13, 2012, the Company received regulatory approval to make a normal course issuer bid (the “2012 NCIB”) through the facilities of the TSX. Under the 2012 NCIB, the Company can purchase up to 9,500,000 common shares. The 2012 NCIB commenced on March 15, 2011 and is expected to be completed on December 13, 2012. The Company repurchased 120,000 common shares under the 2012 NCIB during the three months ended March 31, 2012 for a total of $631.

2012 First Quarter Financial Results	8

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

d)	Stock Options

During the three months ended March 31, 2011, pursuant to the Company’s stock option plan, the Company granted 1,028,614 stock options at an exercise price of CDN $5.05. The options have a six year life and vest over three to four years.

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions:

	Three months ended March 31, 2012	Three months ended March 31, 2011
Risk free interest rate	1.3%	2.3%
Volatility	52%	57%
Expected option life (in years)	3.6	3.0
Dividend yield	2.0%	0.7%
Forfeiture rate	9.7%	0.0%

The weighted average fair value per option granted during the three months ended March 31, 2012 was CDN $1.75.

During the three months ended March 31, 2012, 272,664 stock options were cancelled as they related to former employees.

The following provides a summary of the stock-based compensation expense for the three months ended March 31, 2012 and 2011:

	Three months ended March 31, 2012	Three months ended March 31, 2011
Cost of revenue	$224	$126
Research and development	264	150
Marketing, general and administration	567	410
	$1,055	$686

e)	Deferred Stock Units

The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option. In order to conserve cash, the Company has settled DSUs in common shares since April 20, 2006.

DSUs issued and outstanding as at March 31, 2012 were 74,256 (December 31, 2011 – 73,658). The liability recorded in respect of the outstanding DSUs was $395 as at March 31, 2012, (December 31, 2011 - $427). The change in the liability is recorded as compensation expense.

During the three months ended March 31, 2012, 598 DSUs were granted to certain directors in lieu of cash for their quarterly fees for the period ended December 31, 2011.

2012 First Quarter Financial Results	9

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

f)	Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, RSUs are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

During the three months ended March 31, 2012, the Company granted 224,150 RSUs and settled 230,589 RSUs. RSUs outstanding as at March 31, 2012 were 514,449. The liability recorded in respect of the outstanding RSUs was $327 as at March 31, 2012 (December 31, 2011 - $1,276). The change in the liability is recorded as compensation expense.

During the three months ended March 31, 2012, 39,386 RSUs were cancelled as they related to former employees.

g)	Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	March 31, 2012	March 31, 2011
Basic weighted average common shares outstanding	121,816,678	117,081,518
Effect of stock options	-	2,794,204
Diluted weighted average common shares outstanding	121,816,678	119,875,722

For the three months ended March 31, 2012, the effect of stock options totaling 1,269,533 were anti-dilutive.

8.	financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and forward foreign exchange contracts.

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company's exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong, and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

2012 First Quarter Financial Results	10

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Management does not believe that there is significant credit risk arising from any of the Company's licensees for which revenue has been recognized. However, should one of the Company's major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At March 31, 2012, one licensee accounted for 10% or more of total accounts receivable (December 31, 2011 – two).

Financial assets past due

The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at March 31, 2012:

Not past due	$657
Past due 1 - 30 days	2,143
Past due 31 - 60 days	7
Past due 61 - 90 days	-
Over 91 days past due	18
Less allowance for doubtful accounts	(36)
Total accounts receivable	$2,789

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, May 8, 2012, approximately $2,101 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At March 31, 2012, the Company had a provision for doubtful accounts of $36 (December 31, 2011 - $25) which was made against accounts receivable where collection efforts to date have been unsuccessful.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At March 31, 2012, the Company had cash and cash equivalents and short-term investments of $196,027 and accounts receivable of $2,789 available to meet its obligations.

Market risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

2012 First Quarter Financial Results	11

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice

Currency risk

A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in U.S. dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. Any decrease in the value of the Canadian dollar relative to the U.S. dollar has an unfavourable impact on Canadian denominated revenues and a favourable impact on Canadian denominated operating expenses. Recently, increases in the value of the Canadian dollar relative to the U.S. dollar have had a negative impact on WiLAN’s Canadian dollar denominated operating expenses. Approximately 22% of the Company’s cash and cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the U.S. dollar. The recent increases in the value of the Canadian dollar relative to the U.S. dollar have had a positive impact on WiLAN’s Canadian dollar denominated cash, cash equivalents, and short-term investments.

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining forward foreign exchange contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars and secures the Company’s profitability on anticipated future cash flows. The Company does not use forward foreign exchange contracts for speculative or trading purposes.

9.	Commitments and contingencies
a)	Litigation

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which the Company is involved are summarized below.

In September 2002, WiLAN, its former Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. WiLAN is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

2012 First Quarter Financial Results	12

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

In May 2007, the Company was served with a claim by a former South African distributor for approximately $250 regarding a dispute over inventory purportedly returned by that distributor to WiLAN. To date, this former distributor has secured an order in South Africa for seizure of immaterial office supplies located in South Africa, but has not initiated any legal action in Canada. This claim is currently stayed; the Company believes it has no liability for this claim and intends to vigorously defend its position in any related action.

In September, 2011, WiLAN, its subsidiary Gladios IP Inc. (“Gladios”) and one of its officers, Paul Lerner, were sued by General Patent Corporation (“GPC”) before the U.S. District Court for the Southern District of New York (the “SDNY Court”)alleging, among other things, breach of contract, fraud and misappropriation of trade secrets, by WiLAN with respect to its proposed acquisition of GPC. WiLAN, Gladios and Mr. Lerner deny any liability to GPC in this matter. At a motion brought by GPC for a preliminary injunction to enjoin Mr. Lerner from working for WiLAN or Gladios, which motion was joined with a trial on whether or not GPC had any trade secrets to be a subject of this matter, U.S. District Court Judge Keenan of the SDNY Court denied the motion and determined that GPC had no such trade secrets. GPC has appealed this decision to the United States Court of Appeal for the Second Circuit, against which appeal WiLAN, Gladios and Mr. Lerner are defending. While the appeal is continuing, the matter in chief is proceeding through its discovery phase and summary judgment motions.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to each of these matters.

b)	Operating lease

The Company has a commitment for future minimum annual operating lease payments totaling approximately $2,304 over the next five years.

c)	Other

As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed $4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

In certain of the Company’s patent infringement litigations the Company has been represented by the law firm of McKool Smith (“McKools”). Pursuant to the Company’s engagement with McKools, in consideration for a discount on fees, the Company has agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received from these litigations up to a maximum of $27,986. Pursuant to the license agreements and settlements relating to these litigations signed to date, the Company expects to collect proceeds from these litigations over the next five years. Should the Company collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. As at March 31, 2012, the current and long term portion of this liability is reflected as follows:

	As at March 31,	As at December 31,
	2012	2011
Success fee obligation	$27,986	$27,986
Current portion	(14,009)	(12,774)
	$13,977	$15,212

2012 First Quarter Financial Results	13

Wi-LAN Inc.

NOTES TO UNAUDITED Condensed CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012

(thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The current portion of the success fee obligation is recorded in accrued legal costs (see Note 7).

10.	supplemental cash flow Information

	Three months ended March 31, 2012	Three months ended March 31, 2011
Net interest received (paid) in cash	$(4,625)	$147
Taxes paid	1,187	787
Patents acquired under deferred financing arrangement	-	9,285

2012 First Quarter Financial Results	14

Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON Canada

K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com